SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30th September 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

Exhibit 1.1	Transaction in Own Shares released on 1 September 2010
Exhibit 1.2	Transaction in Own Shares released on 10 September 2010
Exhibit 1.3	Director/PDMR Shareholding released on 10 September 2010
Exhibit 1.4	Transaction in Own Shares released on 14 September 2010
Exhibit 1.5	Transaction in Own Shares released on 16 September 2010
Exhibit 1.6	Transaction in Own Shares released on 21 September 2010
Exhibit 1.7	Transaction in Own Shares released on 28 September 2010
Exhibit 1.8	Total Voting Rights released on 30 September 2010

Exhibit No 1

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  1 September 2010

BP p.l.c. announces that it transferred 2,289 ordinary shares on 31st August to participants in its employee share schemes at prices between 455.0 pence per share and 487.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,856,231,428 ordinary shares in Treasury, and has 18,790,884,838 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No 2

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  10 September 2010

BP p.l.c. announces that it transferred 10,173 ordinary shares on 9th September 2010 to participants in its employee share schemes at prices between 441.0 pence per share and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,856,221,255 ordinary shares in Treasury, and has 18,790,895,011 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No 3

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. -  10 September 2010

BP p.l.c. was advised on 10 September 2010 by Computershare Plan Managers that on 10 September 2010 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.1545 per share through participation in the BP Sharematch UK Plan
:-
Directors

Dr A.B. Hayward          75 shares
Mr I.C. Conn                 75 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                 75 shares
Mr S. Westwell             78 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit No 4

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  14 September 2010

BP p.l.c. announces that it transferred 5,094 ordinary shares on 13 September 2010 to participants in its employee share schemes at prices between 364.8 pence per share and 641.1.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,856,216,161 ordinary shares in Treasury, and has 18,790,900,105 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No 5

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  16 September 2010

BP p.l.c. announces that it transferred 619,948 ordinary shares on 15 September 2010 to participants in its employee share schemes at prices between 432.75 pence per share and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,855,596,213 ordinary shares in Treasury, and has 18,791,520,053 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No 6

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  21 September 2010

BP p.l.c. announces that it transferred 16,271 ordinary shares on 20 September 2010, and 4,241 ordinary shares on 16 September to participants in its employee share schemes at prices between 394.0 pence per share and 441.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,855,575,701 ordinary shares in Treasury, and has 18,791,540,565 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No 7

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  28 September 2010

BP p.l.c. announces that it transferred 3,532 ordinary shares on 27 September 2010 to participants in its employee share schemes at prices between 420.0 pence per share and 441.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,855,572,169 ordinary shares in Treasury, and has 18,791,544,097 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No 8

BP p.l.c. - Total Voting Rights
BP p.l.c. -  30 September 2010

Voting Rights and Capital - Transparency Directive Disclosure

London 30 September 2010

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,791,540,565 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,796,623,065. This figure excludes (i) 1,855,575,701 ordinary shares which have been bought back and held in treasury by BP; and (ii) 112,803,287 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 04 October, 2010

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary